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                              November 4, 2022

       Christopher Downs
       Chief Financial Officer
       CNS Pharmaceuticals, Inc.
       2100 West Loop South, Suite 900
       Houston, TX 77027

                                                        Re: CNS
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 21,
2022
                                                            File No. 333-267975

       Dear Christopher Downs:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed October 21, 2022

       General

   1. Please revise your cover page to disclose the volume of securities you will be offering in a best-efforts basis as
required by Item 501(b)(2) of Regulation S-K. Given that this is a best-efforts, no
minimum offering in which your placement agent is not required to arrange for the
purchase and sale of any specific number or dollar amount of shares and that you may not sell
the entire amount of common stock and warrants being offered, please delete
references to the total amount of proceeds you may receive from the offering in the subheading of
the prospectus. Also, please include a statement that you may not sell all of the shares of
common stock in this offering. Finally, revise the legal opinion to reference the total
number of shares being offered rather than the dollar amount. For
 Christopher Downs
CNS Pharmaceuticals, Inc.
November 4, 2022
Page 2

      additional guidance, refer to Securities Act Rules Compliance and Disclosure
      Interpretations Question 227.02.
2. We note your cover page disclosure and disclosure throughout the prospectus that your offering of common shares and warrants will be at an "assumed" public offering price. Please tell us whether you plan to amend prior to effectiveness to include the final offering price as opposed to an "assumed" offering price. In this regard, we note that the volume of securities must be established, and your cover page indicates that you will issue up to $8.5 million of securities. Please also revise to disclose that the offering price will be fixed for the duration of this offering.
3. We note that your placement agent, H.C. Wainwright & Co., LLC, will sell the securities on a "best efforts" basis.
          Please revise to state on the cover page, and elsewhere as appropriate, the date the offering will end. Also, please tell us how the following disclosure is consistent with a best-efforts offering: "The delivery of the securities offered hereby is expected to be made on or about , 2022, subject to satisfaction of certain customary closing conditions."
          In addition, with reference to Item 601 of Regulation S-K, please update your exhibit index to include your Placement Agent Agreement.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Doris Stacey Gama at 202-551-3188 or Laura Crotty at 202-551-7614 with any questions.



                                                              Sincerely,
FirstName LastNameChristopher Downs
                                                              Division of
Corporation Finance
Comapany NameCNS Pharmaceuticals, Inc.
                                                              Office of Life
Sciences
November 4, 2022 Page 2
cc:       Cavas Pavri, Esq.
FirstName LastName